 Exhibit 99.1

CIBC Releases Revised Supplementary Financial Information

TORONTO, Feb. 12, 2021 /CNW/ - CIBC (TSX: CM) (NYSE: CM) released today an abridged Supplementary Financial Information package for the period ending October 31, 2020, reflecting  the following changes that will be adopted beginning in the first quarter of 2021:

1.	Simplii Financial and Investor's Edge, previously reported in Canadian Personal and Business Banking, are now part of the newly-created Direct Financial Services line of business in Capital Markets, along with certain other direct payment services that were previously in Capital Markets. This change was made to align with the mandates of the relevant strategic business units (SBUs).
2.	The financial results associated with U.S. treasury activities in U.S. Commercial Banking and Wealth Management are now included within Treasury in Corporate and Other. In addition, the transfer pricing methodology between U.S. Commercial Banking and Wealth Management and Treasury in Corporate and Other has been enhanced. Both changes align the treatment of U.S. Commercial Banking and Wealth Management with our other SBUs, and allow for better management of interest rate and liquidity risks.

While these changes restate the results of our SBUs, there is no impact on consolidated net income.

The affected pages of the Supplementary Financial Information are available for download at https://www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

SOURCE CIBC

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2021/12/c0049.html

%CIK: 0001045520

For further information: Geoff Weiss, Senior Vice-President, 416-980-5093, geoffrey.weiss@cibc.com; Erica Belling, Investor and Financial Communications, 416-594-7251, erica.belling@cibc.com

CO: CIBC

CNW 08:00e 12-FEB-21